December 11, 2019

Timothy P. Noyes
President and Chief Executive Officer
Proteon Therapeutics, Inc.
200 West Street
Waltham, MA 02451

       Re: Proteon Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed December 5, 2019
           File No. 333-234549

Dear Mr. Noyes:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 27, 2019 letter.

Amendment No. 1 to Form S-4

Pro Forma Financial Information, page PF-1

1.     Pro Forma Financial Information, page PF-1

       We note your response to comment number 6. Please explain to us how you have applied the guidance in ASC 805-40-30-2 and the reason your valuation includes total market capitalization of Proteon rather than the equity interests the legal subsidiary (ArTara)
       would have to issue to give the owners of the legal parent (Proteon) the same percentage equity interest in the combined entity that results from the reverse acquisition. Also, please refer to the examples in ASC 805-40-55-2.
 Timothy P. Noyes
FirstName LastNameTimothy P. Noyes
Proteon Therapeutics, Inc.
Comapany11, 2019
December NameProteon Therapeutics, Inc.
Page 2
December 11, 2019 Page 2
FirstName LastName
2. We note from your response to comment number 7 that you are not able to value any specific intangible assets at this time and that you intend to prepare a valuation to determine the value of any tangible and/or intangible assets acquired in the merger and will finalize these amounts prior to the closing of the merger. Please explain to us why you have not provided your best estimate of the fair value of the assets and liabilities acquired, including any intangible assets separately from goodwill. Refer to ASC 805-
         20-25-1.


       You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Legal Branch Chief, at (202)
551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Julio Vega